EXHIBIT 99.1

UP Fintech Holding Limited’s Singapore Subsidiary Receives Approval-in-Principle Regarding Securities Trading and Clearing in Singapore

BEIJING, China, June 25, 2021 (GLOBE NEWSWIRE) -- UP Fintech Holding Limited (Nasdaq: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced that its Singapore subsidiary, Tiger Brokers (Singapore) Pte. Ltd. or (“TBSPL”) has received approval-in-principle to be admitted as a Clearing Member of The Central Depository (Pte) Limited (“CDP”). TBSPL also received approval-in-principle from Singapore Exchange Securities Trading Limited (“SGX”) as well as Singapore Exchange Derivatives Trading Limited for admission as a trading member.

The Company expects to use these approvals-in-principle to improve the user experience and services it offers to clients. TBSPL looks forward to developing its partnerships with CDP and SGX and strengthening its presence in the Singapore market.

About UP Fintech Holding Limited
UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 28, 2021. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact
Clark S. Soucy
UP Fintech Holding Limited
Email: ir@itiger.com